Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Filing Person: Metropolitan Health Networks, Inc.
Commission File No.: 001-32361
Subject Company: Continucare Corporation
Commission File No.: 001-12115
Contacts:

Michael Earley	Al Palombo
Metropolitan Health Networks, Inc.	Metropolitan Health Networks, Inc.
Chairman & CEO	SVP Corporate Communications
(561) 805-8500	(561) 805-8511
mearley@metcare.com	apalombo@metcare.com
WITH REPORT OF SECOND QUARTER 2011 RESULTS, METROPOLITAN HEALTH
NETWORKS REMAINS ON PACE FOR RECORD YEAR
Continucare Acquisition Expected to Close in August 2011
BOCA RATON, FL, August 2, 2011 — Metropolitan Health Networks, Inc. (“Metropolitan” or “MetCare”) (NYSE AMEX: MDF), a leading provider of health care services in Florida, today announced the financial results for their second quarter of 2011 and six months ended June 30, 2011. Highlights include the following:
•	Net income for the second quarter, reduced by $1.0 million of Continucare transaction related costs net of tax effect, of $5.9 million or $0.14 per diluted share, compared to $5.8 million or $0.14 per diluted share in the second quarter of 2010;

•	medical expense ratio (“MER”) of 83.0% for the second quarter of 2011 compared to 83.8% in the second quarter of 2010;

•	year-to-date net income, reduced by $1.0 million of Continucare transaction related costs net of tax effect, of $13.9 million or $0.33 per diluted share, compared to $12.9 million or $0.31 per diluted share for the six months ended June 30, 2010;

•	MER of 81.4% for the six month period compared to 82.8% for the prior year period;

•	working capital of $66.0 million at June 30, 2011, an increase of approximately $12.0 million over working capital at December 31, 2010:

•	the announcement of an agreement to acquire Continucare Corporation, nearly doubling the size of the company;

Second Quarter Financial Highlights:
The Company recognized revenue of $97.3 million for the second quarter of 2011, compared to $92.6 million in the second quarter of 2010, a 5% increase. The Company’s MER was 83.0% in the second quarter of 2011 compared to 83.8% in the second quarter of 2010.
Operating income was $9.4 million for the second quarter of 2011 compared to $9.3 million for the same period in 2010. Included in operating income for the 2011 second quarter were $1.0 million of Continucare transaction related costs. Net income for the second quarter of 2011 was $5.9 million, or $0.15 per share basic and $0.14 per share diluted, compared to $5.8 million or $0.15 per basic share and $0.14 per diluted share for the same period in 2010. Weighted average common shares outstanding used to compute diluted earnings per share for the three month periods ended June 30, 2011 and 2010 were 42.0 million and 41.2 million, respectively.
Six Months Year to Date Financial Highlights:
For the six months ended June 30, 2011, the Company’s revenue totaled $192.0 million compared to $185.6 million for the prior year period, an increase of 3.4%. The Company’s MER, was 81.4% in the first six months of 2011 compared to 82.8% in the prior year period and 82.1% for all of 2010.
Following a reduction of $1.0 million in transaction related costs incurred in the second quarter, operating income was $22.1 million for the first six months of 2011, compared to $20.5 million for the same period in 2010. Net income was $13.9 million, or $0.35 per basic share and $0.33 per diluted share, compared to net income of $12.9 million, or $0.33 per basic share and $0.31 per diluted share for the same period of 2010. Weighted average common shares outstanding used to compute diluted earnings per share for the six month periods ended June 30, 2011 and 2010 were 42.0 million and 41.1 million, respectively.
Customer Information:
Medicare Advantage customers decreased to approximately 34,000 at June 30, 2011 compared to approximately 35,200 customers at June 30, 2010. Total customer months, the combined total customers for each month of the measurement period, for the first six months of 2011 decreased by 3.3% to approximately 205,100 in 2011 from approximately 212,200 in 2010.
Balance Sheet Highlights:
Cash, cash equivalents and short-term investments totaled $49.5 million at June 30, 2011 and at December 31, 2010. Net working capital increased to $66.0 million at June 30, 2011 from $54.2 million at December 31, 2010. Included in working capital at June 30, 2011 is $18.4 million due from Humana. We collected $5.7 million of this amount in July 2011 and expect to collect an additional $11.7 million in the third quarter of 2011.
Definitive Merger Agreement with Continucare Corporation:
On June 27, 2011, the Company announced that it entered into a definitive merger agreement providing for the merger of Continucare Corporation (NYSE: CNU) with and into a wholly-owned subsidiary of the Company in a cash and stock transaction valued at approximately $416 million at the time of the announcement. The merger is subject to the satisfaction of the closing conditions contained in the merger agreement. The transaction will create a company that is expected to provide care to over 68,000 Medicare Advantage, Medicaid, and commercial customers, operating in 18 Florida counties, including the Daytona, Miami, Ft. Lauderdale, West Palm Beach, and Tampa metropolitan areas. The combined company will initially own 31 primary care medical practices, and utilize a network of more than 450 contracted, independent primary care practices. In addition to Humana, the combined companies will have Medicare Advantage risk and non-risk contracts with other providers as well as contracts with Medicaid providers.

Under the terms of the merger agreement, each outstanding share of Continucare common stock will receive $6.25 per share in cash, and 0.0414 of a share of Metropolitan common stock, which, based upon the share price at the time of announcement, is equal to approximately $0.20. The exact value of the consideration per share will depend on Metropolitan’s share price at closing. Metropolitan expects to issue up to approximately 2.7 million shares in connection with the pending transaction. The merger agreement also provides for the vesting and cancellation of all Continucare stock options and payment of $6.45 in cash per outstanding option, less the exercise price of the option.
Continucare’s shareholders are scheduled to vote on the proposed merger on August 22, 2011. If the merger agreement is approved by the Continucare shareholders, the Company expects to complete the merger as soon as possible after the satisfaction of the other conditions to the merger.
Share Repurchase Program:
The Company’s Board of Directors has previously authorized the repurchase of up to 25 million shares of common stock. From the inception of the program through June 30, 2011, the Company has repurchased 14.0 million shares of its common stock as well as options exercisable to purchase 684,200 shares of its common stock at an average cost of $1.93 per share. The Company purchased approximately 71,000 shares of common stock under the program during the second quarter of 2011. Approximately 10.3 million shares remain available for purchase under the plan. The number of shares to be repurchased and the timing of the purchases will be influenced by a number of factors, including the then prevailing market price of the common stock of the Company, other perceived opportunities that may become available to the Company, and regulatory requirements. The Company has suspended repurchases under the stock repurchase program while the shareholders of Continucare are considering whether or not to vote in favor of the pending merger.
Third Quarter 2011 Updates:
In July 2011, Metropolitan announced that it was expanding operations into Florida’s panhandle, specifically in Escambia and Santa Rosa counties, beginning in January 2012. The Company’s wholly-owned subsidiary, MetCare of Florida, Inc., will support, on an exclusive basis, Humana’s Medicare Advantage (“MA”) HMO products in this demographically attractive market.
Also, MetCare gained 425 new Humana MA customers in its existing markets in the third quarter of 2011. These additional customers were previously cared for by other Humana risk providers.
“The prospects for our business and our industry as a whole remain very bright...” states Michael Earley.
“During the second quarter of 2011, we continued to deliver solid financial and operational performance. We are on pace for what we expect will be another excellent year for Metropolitan,” commented, Michael Earley, Chairman and CEO of Metropolitan Health Networks, Inc. “The highlight for the quarter, of course, was our announcement of the Continucare acquisition. Continucare brings a number of assets and capabilities to the company, including a deep and talented team experienced in delivering and managing high quality care to both Medicare Advantage and Medicaid members. Our increased scale and resource base are expected to provide us additional opportunities to expand our business in our existing markets, in other Florida counties, and potentially beyond Florida.”

“A fundamental change in health care thinking has occurred...”
Continuing, Earley noted, “A fundamental change in health care thinking has occurred as our nation has debated reform during the last three years. As embodied in the landmark Affordable Care Act, accountable care is now being recognized as the necessary replacement of the traditional fee-for-service payment model. With accountable care comes a variety of concepts including payments for bundled services, also known as capitation, management and coordination of care, as well as risk. Both MetCare and Continucare, with patient-centric, primary care-focused business models, have operated effectively and profitably as at-risk providers for the full range of benefits to our customers for many years. In the simplest of terms, we believe that managed care is back and represents the future. As a result, we believe we are very well positioned to grow and prosper in the future.”
Conference Call Information:
Metropolitan Health Networks will hold a conference call to review its second quarter 2011 results on Tuesday, August 2, 2011 at 11:00 a.m. Eastern. The call will be hosted by Michael Earley, Chairman and Chief Executive Officer. Interested parties may access the conference call by dialing the following numbers: (888) 713-4216 (domestic) or (617) 213-4868 (international), pass code # 68519859. The call will also be available via web cast at www.MetCare.com, http://www.streetevents.com, or http://www.fulldisclosure.com
Participants may pre-register for the call at:
https://www.theconferencingservice.com/prereg/key.process?key=PN8MTH4XC
Pre-registrants will be issued a pin number to use when dialing into the live call which will provide quick access to the conference by bypassing the operator upon connection.
If you are unable to participate, an audio replay of the call will be available beginning two hours after the call and will be available until 11:59 p.m. on August 9, 2011, by dialing (888) 286-8010 (domestic) or (617) 801-6888 (international) using confirmation pass code 80929083.
About Metropolitan Health Networks, Inc.:
Metropolitan is a growing health care organization that provides comprehensive health care services for Medicare Advantage members and other patients in Florida. To learn more about Metropolitan Health Networks, Inc. please visit its website at www.metcare.com
Forward Looking Statements:
Except for historical matters contained herein, statements made in this press release are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as “may”, “will”, “to”, “plan”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, or “continue” or the negative other variations thereof or comparable terminology, are intended to identify forward-looking statements. In addition, statements regarding the prospects for our business and/or our industry as a whole are forward looking statements.

Investors and others are cautioned that a variety of factors, including certain risks, may affect our business and cause actual results to differ materially from those set forth in the forward-looking statements. These risk factors include, without limitation, (i) our proposed merger with Continucare may not be consummated for a number of reasons, including as a result of the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, and we will incur significant fees and expenses regardless of whether the merger is consummated; (ii) if the merger with Continucare is not consummated under certain specified circumstances, we may be required to pay Continucare a termination fee of up to $12 million, plus up to $1.5 million in fees and expenses; (iii) the satisfaction of the closing conditions pursuant to the merger agreement with Continucare, including approval of the merger by the shareholders of Continucare; (iv) our ability to complete the required financing in connection with the merger as contemplated by our financing commitment from General Electric Capital Corporation, and the availability of other cash balances in an amount sufficient to pay the cash consideration pursuant to the merger agreement; (v) our ability to integrate the acquired operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the merger and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that Continucare fails to meet its expected financial and operating targets; (vi) the potential for diversion of management time and resources in seeking to complete the merger and integrate Continucare’s operations; (vii) our potential failure to retain key employees of Continucare; (viii) the impact of our significantly increased levels of indebtedness as a result of the merger on our funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (ix) the potential for dilution to our shareholders as a result of the merger; (x) our ability to operate pursuant to the terms of our debt obligations, including our obligations under financing undertaken to complete the merger; (xi) the calculations of, and factors that would impact the calculations of, the acquisition price in accordance with the methodologies of the provisions of the authoritative guidance for business combinations, the allocation of this acquisition price to the net assets acquired, and the effect of this allocation on future results, including our earnings per share, when calculated on a GAAP basis; (xii) our ability to meet our cost projections under various provider agreements with Humana; (xiii) our failure to accurately estimate incurred but not reported medical benefits expense; (xiv) pricing pressures exerted on us by managed care organizations and the level of payments we indirectly receive under governmental programs or from other payors; (xv) a loss of any of our significant contracts or our ability to increase the number of Medicare eligible patient lives we manage under these contracts; (xvi) our still limited ability to predict the direct and indirect effects of the health care reform laws adopted in 2010; (xvii) future legislation and changes in governmental regulations; (xviii) the impact of Medicare Risk Adjustments on payments we receive from Humana. We are also subject to the risks and uncertainties described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2010, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, which is expected to be filed shortly.
Additional Information about the Continucare Transaction:
This press release shall not constitute an offer of any securities for sale. In connection with the pending transaction with Continucare, Metropolitan has filed with the SEC a Registration Statement on Form S-4 (File no. 333-175433) that includes a proxy statement of Continucare that also constitutes a prospectus of Metropolitan. Continucare has mailed the definitive proxy statement/prospectus to its stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Metropolitan and Continucare with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and the other documents filed by Metropolitan and Continucare with the SEC may also be obtained for free by accessing Metropolitan’s website at www.metcare.com and clicking on the “Investors” link then clicking on the link for “SEC Filings” or by accessing Continucare’s website at www.continucare.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”. Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Metropolitan, 777 Yamato Road, Suite 510, Boca Raton, Florida 33431, Attention: Al Palombo, or to Continucare, 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126, Attention: Fernando Fernandez.

Participants in the Solicitation:
Continucare, Metropolitan and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Continucare in favor of the pending transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the pending transaction is set forth in the proxy statement/prospectus. You can find information about Continucare’s executive officers and directors in its definitive proxy statement filed with the SEC on January 20, 2011. You can find information about Metropolitan’s executive officers and directors in its definitive proxy statement filed with the SEC on May 2, 2011. You can obtain free copies of these documents from Continucare or Metropolitan, respectively, using the contact information above.
Financial Tables Follow

METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,
	2011	December 31,
	(unaudited)	2010
	(in thousands, except share amounts)
ASSETS
CURRENT ASSETS
Cash and equivalents	$9,567	$10,596
Investments, at fair value	39,926	38,949
Due from Humana, net	18,388	9,067
Prepaid income taxes	1,252	—
Deferred income taxes	405	517
Prepaid expenses and other current assets	3,445	1,845

TOTAL CURRENT ASSETS	72,983	60,974

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of $3,297 and $3,443 in 2011 and 2010, respectively	2,937	1,973
RESTRICTED CASH AND INVESTMENTS	3,869	4,386
DEFERRED INCOME TAXES, net of current portion	1,648	1,571
IDENTIFIABLE INTANGIBLE ASSETS, net of accumulated amortization of $1,114 and $1,238 in 2011 and 2010, respectively	475	570
GOODWILL	5,885	4,362
OTHER ASSETS	2,498	888

TOTAL ASSETS	$90,295	$74,724

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$541	$436
Accrued payroll and payroll taxes	2,513	5,158
Accrued expenses	3,238	903
Current portion of long-term debt	692	318

TOTAL CURRENT LIABILITIES	6,984	6,815
LONG-TERM DEBT, net of current portion	227	159

TOTAL LIABILITIES	7,211	6,974

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Series A preferred stock, par value $.001 per share; stated value $100 per share; 10,000,000 shares authorized; 5,000 issued and outstanding	500	500
Common stock, par value $.001 per share; 80,000,000 shares authorized; 41,087,000 and 40,750,000 issued and outstanding at June 30, 2011 and December 31, 2010, respectively	41	41
Additional paid-in capital	23,895	22,453
Retained earnings	58,648	44,756

TOTAL STOCKHOLDERS’ EQUITY	83,084	67,750

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$90,295	$74,724

METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share amounts)
REVENUE	$97,320	$92,567	$191,986	$185,609

MEDICAL EXPENSE
Medical claims expense	76,083	73,678	147,213	145,727
Medical practice costs	4,646	3,932	9,001	7,916

Total Medical Expense	80,729	77,610	156,214	153,643

GROSS PROFIT	16,591	14,957	35,772	31,966

OPERATING EXPENSES
Payroll, payroll taxes and benefits	3,858	3,587	7,960	7,365
General and administrative	3,316	2,038	5,552	3,997
Marketing and advertising	52	26	120	163

Total Operating Expenses	7,226	5,651	13,632	11,525

OPERATING INCOME BEFORE GAIN ON SALE OF HMO SUBSIDIARY	9,365	9,306	22,140	20,441

Gain on sale of HMO subsidiary	—	—	—	62

OPERATING INCOME	9,365	9,306	22,140	20,503

OTHER INCOME (EXPENSE)
Investment income, net	281	53	464	247
Other (expense)	(10)	(10)	(15)	(10)

Total Other Income	271	43	449	237

INCOME BEFORE INCOME TAX EXPENSE	9,636	9,349	22,589	20,740
INCOME TAX EXPENSE	3,710	3,587	8,697	7,849

NET INCOME	$5,926	$5,762	$13,892	$12,891

EARNINGS PER SHARE
Basic	$0.15	$0.15	$0.35	$0.33

Diluted	$0.14	$0.14	$0.33	$0.31